14-37-02


02003277

AB

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45633

FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SOUND INVESTMENT SERVICES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1975 HEMPSTEAD TURNPIKE, SUITE 405
(No. and Street)

EAST MEADOW (City) NY (State) 11554 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER COX 516-357-8160
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEPIETTO, BLUM & CO., CPA's
(Name — if individual, state last, first, middle name)

175 EAST I.U. WILETS ROAD, ALBERTSON NY 11507
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER COX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUND INVESTMENT SERVICES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

Notary Public



GEORGE GOLDMAN
Notary Public, State of New York
No. 4929400, Suffolk County
Commission Expires May 2, 19
2002

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUND INVESTMENT SERVICES, INC.
(A Sub-chapter S Corporation)

Financial Statements

December 31, 2001

DEPIETTO, BLUM & COMPANY

SOUND INVESTMENT SERVICES, INC.
(A Sub-chapter S Corporation)

Table of Contents

December 31, 2001


CPA
The CPA. Never Underestimate The Value.®

DEPIETTO, BLUM & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF AICPA & NYSSCPA

516-625-9200 • FAX 516-625-1379

LONG ISLAND OFFICE
175 EAST I.U. WILLETS RD. - SUITE #1
ALBERTSON, NY 11507

WESTCHESTER OFFICE
34 SO. BROADWAY - 6TH FLOOR
WHITE PLAINS, NY 10601

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Sound Investment Services, Inc.
1975 Hempstead Tpke.
East Meadow, NY 11554

We have audited the accompanying statement of financial condition of Sound Investment Services, Inc. (a Sub-chapter S corporation) as of December 31, 2001 and the related statements of income, changes in equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sound Investment Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DePietto, Blum & Co., C.P.A., P.C.

DePietto Blum & Co. PC.

February 25, 2002

SOUND INVESTMENTS SERVICES, INC.
(A Sub-chapter S Corporation)
STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Current Assets		
Cash	$ 120,007	
Receivable from clearing organization	2,721	
Total Current Assets		$ 122,728
Property and equipment at cost (net of accumulated depreciation of $2,180)		8,720
Other Assets		
NASD stock	3,300	
Total Other Assets		3,300
TOTAL ASSETS		**$ 134,748**

LIABILITIES AND EQUITY

Current Liabilities		
Accounts payable	2,000	
Due to Affiliate	900	
Total Current Liabilities		$ 2,900
Equity (Deficit)		
Partners capital	187,748	
Common stock	108,000	
Retained earnings	(163,900)	
Total Equity (Deficit)		131,848
TOTAL LIABILITIES AND EQUITY		**$ 134,748**

See Accountants' Audit Report and Notes to Financial Statements.

SOUND INVESTMENT SERVICES, INC.
(A Sub-chapter S Corporation)
STATEMENT OF INCOME

For the Period Ended December 31, 2001

Revenues:		
Commissions		$ 5,595
Interest		593
Total Revenues		6,188
Expenses:		
Accounting fees	5,594	
Bank charges	255	
Business promotion	76	
Clearing fees	1,900	
Depreciation expense	2,180	
Dues and subscriptions	525	
Insurance	4,194	
Licenses & Permits	930	
Office expense	1,300	
Outside services	32,001	
Parking	802	
Payroll expenses	383	
Postage	151	
Regulatory expense	1,525	
Rent expense	9,523	
Travel & Entertainment	118	
Total expenses		61,457
Net Income before other gains & losses		$ (55,269)
Other gains & losses:		
Loss on trades		(27,117)
Net Loss		**(82,386)**

See Accountants' Audit Report and Notes to Financial Statements.

SOUND INVESTMENT SERVICES, INC.
(A Sub-chapter S Corporation)
STATEMENT OF CHANGES IN EQUITY (DEFICIT)

For the Period Ended December 31, 2001

	Partners' Capital
Balances - at January 1, 2001	56,486
Net Loss	(82,386)
Capital Contribution	200,050
Capital Distribution	(42,302)
Balances - at December 31, 2001	**$ 131,848**

See Accountants' Audit Report and Notes to Financial Statements.

SOUND INVESTMENT SERVICES, INC.
(A Sub-chapter S Corporation)
STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2001

Cash Flows from Operating Activities:	
Net Loss	$ (82,386)
Adjustments to reconcile net income(loss) to net cash flows from operating activities:	
Depreciation expense	2,180
Decrease in receivables	22,568
Increase in accounts payable	810
Decrease in prepaid expense	1,032
Decrease in payroll taxes payable	(2,778)
Decrease in city taxes	(587)
Increase in due from clearing house	(2,721)
Net Cash Provided by Operating Activities	(61,882)
Cash Flows from Investing Activities:	
Sale of Treasury note	25,000
Purchase of fixed asset	(10,900)
Net Cash Used by Investing Activities	14,100
Cash Flows from Financing Activities:	
Repayment of subordinated loan	(25,000)
Additional paid in capital	200,050
Distribution to shareholders	(42,302)
Due to affiliate	900
Net Cash Used in Financing Activities	133,648
Net Decrease in Cash	85,866
Cash - Beginning of year	34,141
Cash - End of Period	**$ 120,007**

See Accountants' Audit Report and Notes to Financial Statements.

SOUND INVESTMENT SERVICES, INC.
(A Sub-chapter S Corporation)

Notes to Financial Statements

December 31, 2001

NOTE 1: Nature of Business

Organization

Sound Investment Services, Inc. (The "Company") was formed in the state of Washington as a sub-chapter S corporation. The company is a registered member in the National Association of Securities Dealers (NASD) as a broker/dealer and commenced operations in March 26, 1993. All of the Company's trades are cleared through its agent, Penson Financial Services, Inc.

NOTE 2: Summary of Significant Accounting Policies:

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds (net of haircuts) and U.S. treasury obligations to be cash and cash equivalents.

c) Income Taxes

The Company is a sub-chapter S corporation for federal and state purposes and as such income passes directly to the shareholder to be reported as personal income. Therefore no provision for federal corporate taxes has been made. In July of 2001 the company was purchased by Pacific Link Securities, LLC. As of the date of this statement the contract is an excretory contract whereby the transaction has yet to be completed. This can have an effect on the tax status of the company were its S corporation election may be revoked. As of the date of this statement we do not believe additional taxes will be due.

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost. Depreciation is provided by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.

SOUND INVESTMENT SERVICES, INC.
(A Sub-chapter S Corporation)

Notes to Financial Statements

December 31, 2001

NOTE 2: Summary of Significant Accounting Policies

d) Property and Equipment (continued)

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

e) Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital, shall not exceed 12 to 1 for ongoing concerns. The company applied to NASD Regulation to reduce its net capital requirement to $5,000 on December 17, 2001. The company's current requirement is $100,000. The firm discovered an early warning condition pursuant to 17a-11 in late December. Notification to the SEC and NASD was engaged. At December 31, 2001, the Company had a net capital of $117,141. Subsequent approval to $5,000 status was pending and conditional at the time of audit.

NOTE 4: Concentration of Funds

The company does not maintain inventory of stocks, bonds or other security positions at risk.

NOTE 5: NASD Private Placement

The company maintains a security inventory if 300 warrants from an NASD Private Placement entered at cost on the books and records. The Bank of NY is the registrar and transfer agent as of December 31, 2001.

SOUND INVESTMENT SERVICES, INC.
(A Sub-chapter S Corporation)
COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2001

NET CAPITAL	
Equity	$ 131,848
Deductions and/or charges	
Non-allowable assets:	
Property & equipment - net	8,720
NASD stock	3,300
Haircuts(2% of money market)	2,397
Total non-allowable assets	14,417
Net Capital	$ 117,431
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and due to affiliate	$ 2,900
Total indebtedness	2,900
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 100,000
Excess net capital	$ 17,431
Ratio: Aggregate indebtedness to net capital	.02 to 1

See Accountants' Audit Report and Notes to Financial Statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

See accompanying Independent Auditors' Report.



The CPA. Never Underestimate The Value.®

DEPIETTO, BLUM & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF AICPA & NYSSCPA

516-625-9200 • FAX 516-625-1379

LONG ISLAND OFFICE
175 EAST I.U. WILLETS RD. - SUITE #1
ALBERTSON, NY 11507

WESTCHESTER OFFICE
34 SO. BROADWAY - 6TH FLOOR
WHITE PLAINS, NY 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
Sound Investment Services, Inc.
1975 Hempstead Tpke.
East Meadow, NY 11554

In planning and performing our audit of the financial statements of Sound Investment Services, Inc.(A Sub-chapter S corporation) for the period December 31, 2001 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Adirondack Trading Group, LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See accompanying Independent Auditors' Report.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and not corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Sound Investment Services, Inc. (A Sub-chapter S corporation) for the year ended December 31, 2001 and this report does not affect our report thereon dated February 25, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers and should not be used for any other purpose.

DePietto, Blum & Co., C.P.A., P.C.

Albertson, New York
February 25, 2002

See accompanying Independent Auditors' Report.